--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------



                                    FORM 11-K



                                  ANNUAL REPORT



                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


                      For the Year ended December 30, 2001



                        Commission File Number 001-15577



                        --------------------------------

                         QWEST SAVINGS & INVESTMENT PLAN
                 (FORMERLY KNOWN AS U S WEST SAVINGS PLAN/ESOP)

                        --------------------------------



                     Qwest Communications International Inc.

                7800 East Orchard Road, Englewood, Colorado 80111

                                  303-992-1400

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                                                                             Page(s)
                                                                                             -------
Report of Independent Public Accountants ...............................................          2

Statements of Net Assets Available for
     Benefits as of December 30, 2001 and 2000..........................................          3

Statement of Changes in Net Assets
     Available for Benefits for the Year Ended
     December 30, 2001..................................................................          4

Notes to Financial Statements ..........................................................       5-16


SUPPLEMENTAL SCHEDULES

Schedule I:    Schedule H, Line 4i - Schedule of Assets (Held
      at End of Year) as of December 30, 2001...........................................      17-23

Schedule II:   Schedule H, Line 4i - Schedule of Assets
      (Acquired and Disposed of Within the Plan Year)
      for the Year Ended December 30, 2001..............................................      24-45

Schedule III:   Schedule H, Line 4j - Schedule of Reportable
      Transactions for the Year Ended December 30, 2001.................................         46

Schedule IV:   Schedule G, Part III - Schedule of Nonexempt
      Transactions for the Year Ended December 30, 2001.................................         47

Signature...............................................................................         48

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Benefits Committee of
Qwest Communications International Inc.:

We have audited the accompanying statements of net assets available for benefits of the Qwest Savings & Investment Plan (the "Plan") (formerly known as the
U S WEST Savings Plan/ESOP) as of December 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year), assets (acquired and disposed of within the plan year), reportable transactions, and nonexempt transactions as of December 30, 2001 or for the year ended December 30, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Denver, Colorado,
         June 26, 2002.

                         QWEST SAVINGS & INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                             (Thousands of Dollars)

                                                            DECEMBER 30,   DECEMBER 30,
                                                               2001           2000
                                                            ------------   -----------
ASSETS
INVESTMENTS (SEE NOTES 2, 3, 4 AND 5):
Qwest Communications International Inc.
  Common Stock (Notes 5, 11 and 13)                         $   993,980    $ 3,099,308

AT&T Corporation Common Stock                                   210,661        287,137

Government obligations                                           44,878             99

Bank and insurance company contracts                            745,233        618,938

Other investment contracts                                           --         12,125

Barclays Global Investors Tactical Asset Allocation Fund             --        487,708

Capital Guardian International Equity                           245,831             --

Barclays Global Investors Equity Index Fund                     840,146        881,057

Other marketable securities                                     418,896        444,313

Investment in Master Trust (Note 4)                              67,366             --

Loans to plan participants                                      109,903        129,785

Temporary investments                                            52,758         53,752
                                                            -----------    -----------

          Total Investments                                   3,729,652      6,014,222

RECEIVABLES:
Employee allotments and employer contributions,
  net of forfeitures                                              2,575          7,686

Fund and other transfers, net                                       629          1,977

Dividends and interest                                            3,870          4,821

Receivable for investments sold                                   2,372         13,976
                                                            -----------    -----------

          Total Receivables                                       9,446         28,460
                                                            -----------    -----------

          Total Assets                                        3,739,098      6,042,682
                                                            -----------    -----------

LIABILITIES
Unclaimed distributions                                            (175)          (472)

Expenses payable                                                 (3,508)        (4,123)

Payable for securities purchased                                (10,022)       (24,742)

Fund and other transfers, net                                        --            (82)
                                                            -----------    -----------

          Total Liabilities                                     (13,705)       (29,419)
                                                            -----------    -----------

Net Assets Available for Benefits                           $ 3,725,393    $ 6,013,263
                                                            ===========    ===========

    The accompanying notes are an integral part of this financial statement.

                         QWEST SAVINGS & INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                             (Thousands of Dollars)


ADDITIONS

Employee allotments                                                      $   199,552

Employer contributions, net of forfeitures applied                            81,523

Rollovers                                                                     43,288

Transfers, net and other                                                       1,375
                                                                         -----------

     Total additions                                                         325,738
                                                                         -----------

INCOME (LOSS)

Qwest Communications International Inc.
   Common stock cash dividends                                                 7,389

Interest and other dividends                                                  54,542

Net depreciation in fair value of investments (Notes 2 and 3)             (1,981,273)

Plan's share of the income, expenses, and net appreciation
   in fair value of investments of the Master Trust (Note 4)                   2,333
                                                                         -----------

     Total loss                                                           (1,917,009)
                                                                         -----------

Total additions and loss                                                  (1,591,271)
                                                                         -----------

PAYMENTS

Plan expenses                                                                 (7,717)

Participant distributions                                                   (810,102)
                                                                         -----------

     Total payments                                                         (817,819)
                                                                         -----------

     Net decrease before Merger with the Qwest Communications
         401(k) Savings Plan                                              (2,409,090)

Merger with the Qwest Communications 401(k) Savings Plan (Note 1)            121,220
                                                                         -----------

     Net Decrease                                                         (2,287,870)

Net Assets Available for Benefits at December 30, 2000                     6,013,263
                                                                         -----------

Net Assets Available for Benefits at December 30, 2001                   $ 3,725,393
                                                                         ===========


    The accompanying notes are an integral part of this financial statement.

                         QWEST SAVINGS & INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                             (THOUSANDS OF DOLLARS)


1.       Plan Description:

         The following is a brief description of the Qwest Savings & Investment Plan ("QSIP" or the "Plan") (formerly known as the U S WEST Savings Plan/ESOP) and provides general information only. Participants and all others should refer to the Plan Document for a more complete description of the Plan's provisions.

         General

         The Plan was established by U S WEST, Inc. ("U S WEST") and amended by Qwest Communications International Inc. ("Qwest" or the "Company") during 2001 to provide a convenient way for employees to save on a regular and long-term basis. The Plan is a defined contribution plan and covers substantially all of the employees of Qwest.

         Qwest acquired U S WEST on June 30, 2000 (the "Merger"). The individuals who were employed by U S WEST at the time of the Merger became employees of Qwest by operation of law. The Qwest employees at the time of the Merger continued to participate in the employee benefit plans maintained by Qwest prior to the Merger and were not eligible employees of this plan prior to midnight December 30, 2001 (see Plan Merger below).

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Benefits under the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

         Plan Amendments

         Effective December 30, 2000, the Plan year was changed to the twelve consecutive month period commencing on December 31 and ending on the following December 30. The period commencing January 1, 2000 and ending December 30, 2000 is a short Plan year.

         Effective January 1, 2001 the limit on management employee contributions was increased from a maximum of 16% to a maximum of 18% of eligible compensation. The limit on occupational (union or bargained for) employee contributions is 16% of eligible compensation.

         Effective May 31, 2001, a Master Trust ("MT") was established to hold certain assets of the Plan and the Qwest Pension Plan as further described in Note 4.

         Effective November 19, 2001, the name of the U S WEST Savings Plan/ESOP was changed to the Qwest Savings & Investment Plan.

                         QWEST SAVINGS & INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


         Eligibility, Contributions, and Vesting

         Effective January 1, 2001, management employees are eligible to enter the Plan immediately (on their hire date). Occupational employees are eligible to enter the plan after completion of 3 months of service with the Company. Effective January 1, 2001, occupational employees and management employees may designate up to 16% and 18% respectively, of their eligible compensation as allotments to the Plan. In general, the Company provides a matching contribution in Qwest common stock or cash. Participant allotments up to 3% of a management employee's eligible compensation receive a 100% Company match. Participant allotments up to 6% of an occupational employee's eligible compensation receive an 81% Company match. Any management and occupational employee contributions in excess of 3% and 6% respectively, of eligible compensation, do not receive a Company match. Management employees are eligible for the Company matching contribution immediately upon hire date. Generally, occupational employees are eligible for the Company matching contribution after completion of 1 year of service. Effective January 1, 2001, a management participant is 100% vested in Company contributions immediately upon entrance into the Plan. An occupational participant becomes 100% vested in Company contributions after completion of 3 years of service with the Company. Employee allotments may either be before-tax or after-tax, or a combination of both. Before-tax employee allotments are limited to $10.5 as provided in
         Section 402(g) of the Internal Revenue Code.

         Plan Merger

         The Qwest Communications 401(k) Savings Plan ("Qwest Plan") and related net assets of $121,220 merged into the QSIP effective midnight December 30, 2001. All participants' account balances in the Qwest Plan transferred into the QSIP. Merrill Lynch Trust Company, FSB ("Merrill Lynch") ceased to be the trustee and recordkeeper for the Qwest Plan.

         Investment Options

         Participants are able to invest in various funds including the following:

         o Interest Income Fund - This fund emphasizes relatively stable, predictable income by investing in high-quality investment contracts with a diversified group of insurance companies, banks and other financial institutions.

         o Bond Fund - This fund is designed to offer the investor long-term preservation of capital while providing greater current income and yield by investing in a broadly diversified portfolio of fixed-income instruments of varying maturities.

         o Conservative Asset Allocation Fund - This fund seeks to provide current income and short-term stability of capital by investing in a diverse mix of securities with a target mix of 40% in stocks and 60% in bonds.

         o Moderate Asset Allocation Fund - This fund provides an investor with a more balanced approach to income preservation and long-term growth potential by investing in a diverse mix of securities with a target mix of 60% in stocks and 40% in bonds.

         o Aggressive Asset Allocation Fund - This fund focuses on long-term growth of capital by investing in a diverse mix of securities with a target mix of 80% in stocks and 20% in bonds.

                         QWEST SAVINGS & INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


         Investment Options (continued)

         o U. S. Stock Fund - This fund seeks to provide long-term growth by mirroring both the composition and performance of the Standard & Poor's 500 Index.

         o U.S. Small/Mid Cap Stock Fund - This fund seeks to provide long-term growth of capital by investing in smaller and mid-sized United States companies using multiple investment managers.

         o The International Stock Fund - This fund seeks to provide long-term growth of capital and future income by investing primarily in the stocks of companies based outside the United States.

         o The Qwest Shares Fund - This fund seeks to provide investment returns linked to the long-term earnings growth of Qwest, which provides communications services to residential and business customers in its 14-state local service area as well as nationally and internationally. This is an undiversified limited stock investment and concentrating any undiversified investment should be considered a high-risk investment.

         o AT&T Shares Fund - This fund (closed to new participants) invests primarily in shares of AT&T Corp. ("AT&T") common stock and AT&T Wireless common stock plus any other stock that is issued by AT&T as a replacement for the stock held in this fund. This is an undiversified limited stock investment and concentrating any undiversified investment should be considered a high-risk investment.

         o Personal Choice Retirement Account ("PCRA") - This is a separate brokerage account made available through Charles Schwab & Company, Inc. and offers access to a wide range of investment opportunities including mutual funds and most common stocks listed on major United States exchanges.

         Loans

         Pursuant to the Plan, loans are made available to participating employees based upon a participant's vested account balance up to a maximum of $50. Except under certain provisions, the loans provide for periodic repayments over a period not to exceed four years (fourteen years for residential loans) at an interest rate as determined by the Employee Benefits Committee of the Company. Participants may also make lump-sum repayments at any time after the six month period following the date of the issuance of the loan.

         Trust and Recordkeeping Services

         Bankers Trust Company, a subsidiary of Deutsche Bank ("Bankers Trust") is the Trustee and Metropolitan Life Insurance Company ("MetLife") is the Recordkeeper for the Plan.

         Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated July 20, 2001 that the Plan is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code").

                         QWEST SAVINGS & INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


         Tax Status (continued)

         Since July 20, 2001 the Plan has been amended. However the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code, the Plan is qualified, and the related trust is tax-exempt as of December 30, 2001 and 2000.

         Participant Accounts

         Each participant's account is credited with the participant's allotments, the Company's matching contributions and investment gains and charged for losses and an allocable share of Plan expenses.

         Annual additions are defined as participant's allotments and the Company's matching contributions. Total annual additions under the Plan and all other plans sponsored by the Company were limited to the lesser of 25% of eligible compensation, as defined, or thirty-five thousand dollars.

         Payment of Benefits

         Upon retirement, termination of employment or death, each participant or beneficiary is entitled to receive amounts in accordance with the terms of the Plan. Participants may also make in-service voluntary withdrawals and hardship withdrawals if certain criteria are met. Benefit payments may be in the form of a lump sum or other benefit distributions in accordance with the options that are available, as further discussed in the Plan document.

2.       Summary of Significant Accounting Policies:

         Investment Valuation and Income Recognition

         The values of investments are determined as follows: Qwest common stock and other securities listed on recognized United States and international stock exchanges are valued on the basis of the last published sales price on December 30, 2001 and December 30, 2000 or, if no sales were made on that date, at the last published sales price on the immediately preceding day on which sales were made. Over-the-counter securities and government obligations are valued based on the bid prices on December 30, 2001 and December 30, 2000, from published sources where available and, if not available, from other sources considered reliable.

         The Plan has entered into 31 bank and insurance company contracts with 19 banks and insurance companies which are included in the Interest Income Fund and are reported at contract value, calculated as principal plus reinvested interest, which approximates fair value. These contracts are fully-benefit responsive. A contract is fully-benefit responsive if the terms of the Plan allow for withdrawals from the investment contract at contract (book) value for payment of participant initiated transactions.

                         QWEST SAVINGS & INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


         Investment Valuation and Income Recognition (continued)

         In accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," fully benefit responsive investment contracts are reported at contract value and fair value is disclosed. Interest rates on the contracts are either fixed rates for the term of the contract or are reset quarterly or monthly based on the terms of the contract. The fair values of the contracts are estimated to be $770,926 and $635,405 as of December 30, 2001 and 2000,
         respectively. This compares to contract values of $745,233 and $618,938 as of December 30, 2001 and 2000, respectively. Investment contracts with fully-benefit responsive wrappers are reported together since the value of the wrappers is immaterial to the respective investment contracts. A wrapper is a contract issued by a bank or insurance company and backed by a portfolio of high quality fixed income securities held in a trust. The contract requires the issuer to utilize book value accounting which absorbs market value fluctuations and provides participants with a stable return. At December 30, 2001 and 2000, the average crediting interest rates on these contracts were 5.97% and 6.67%, respectively. For the year ended December 30, 2001, the average yield earned on these contracts was 6.36%.

         Net realized and unrealized gains and losses are reflected in the Statement of Changes in Net Assets Available for Benefits as net depreciation in fair value of investments and is determined as the difference between fair value at the beginning of the year (or date purchased during the year) and selling price or year end fair value.

         Dividend income is recorded on the ex-dividend date. Interest is accrued when earned. Purchases and sales of securities are recorded on a trade date basis.

         Dividends on the Company stock held in the Employee Stock Ownership ("ESOP") portion of the Plan are passed through to participants. For the year ended December 30, 2001, $2,529 was paid to Plan participants. The dividends and related pass-through distributions are shown net in the accompanying financial statements as the amounts are passed through immediately to participants and are not retained in the Plan.

         Basis of Accounting

         The accompanying financial statements have been prepared on an accrual basis of accounting.

         The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

                         QWEST SAVINGS & INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

3.       Investments:

         The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                       December 30,   December 30,
                                                          2001            2000
                                                       ------------   ------------
Barclays Global Investors Tactical Asset Allocation
    Fund 28,437,762 shares                              $     --      $  487,708
Barclays Global Investors Equity Index Fund
    54,273,004 and 50,722,890 shares, respectively       840,146         881,057
Qwest Communications International Inc.
    69,802,201 and 75,823,914 shares, respectively       993,980*      3,099,308*
AT&T Corp Common Stock
    11,587,667 shares and 16,645,349 shares,             210,661         287,137
    respectively
Capital Guardian International Equity
    29,553,500 shares                                    245,831              --

*Includes nonparticipant-directed assets (as shown below in Note 5)

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Qwest Common Stock           ($1,862,247)
Common Stock                      64,345
Common/Collective Trusts        (182,396)
Mutual Funds                      (1,850)
U.S. Government Securities           724
Other Securities                     151
                             -----------
                             ($1,981,273)
                             ===========


4.       Master Trust Allocation:

         The MT is a trust that was established effective May 31, 2001 by Qwest Asset Management Company as named fiduciary of the Plan and the Qwest Pension Plan. The Qwest Pension Plan became a participating plan in the MT as of the effective date. The Plan became a participating plan in the MT effective July 1, 2001. The MT investment is included in the U.S. Small/Mid Cap Stock Fund investment option for participants. The MT was established for a variety of reasons including 1) the Plan wished to have a small-mid cap investment option, 2) there would be lower marginal investment management fees, and 3) there would be access to institutional investment products. The MT financial data presented in this note reflects a year end of December 31. The underlying investment by the QSIP in the MT is reflected in the QSIP Statement of Net Assets Available for Benefits as of December 30, 2001. The change in fair value associated with the one day differential is considered to be immaterial to the Plan financial statements taken as a whole.

         The Plan's interest in the assets of the MT is included in the accompanying statements of net assets available for benefits. A summary of the assets of the MT as of December 31, 2001 and 2000 is as follows:

                                                (Unaudited)
                                          ----------------------
                                             2001         2000
                                          ---------    ---------
Investments, at fair market value:
   Common collective trusts               $ 158,621    $      --
   Corporate stock                          146,500
                                          ---------

         Total investments                  305,121

Interest and dividends receivable               109
Net pending security trades receivable          190
Administrative expenses payable                (442)
                                          ---------

         Net assets of the Master Trust   $ 304,978    $      --
                                          =========

         The allocation of net assets of the MT to participating plans as of December 31, 2001 and 2000 is as follows:

                                                   (Unaudited)
                               -----------------------------------------------
                                        2001                      2000
                                Amount        Percent      Amount      Percent
                               --------      --------      ------      -------
Qwest Savings & Investment
    Plan                       $ 67,177       22.03%           --           --
Qwest Pension Plan              237,801       77.97            --           --
                               --------      ------

         Total                 $304,978      100.00%
                               ========      ======

                         QWEST SAVINGS & INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


         Master Trust Allocation: (continued)

         The MT's net investment loss and administrative expenses are allocated to the participating plans for the years ended December 31, 2001 and 2000 based on the proportionate share of investments of each plan and is as follows:

                                        (Unaudited)
                                    ------------------
                                      2001       2000
                                    --------   -------
Investment income (loss):
Net depreciation in fair value of
   Investments                      $(4,754)   $    --
Interest and dividends                  903
                                    -------
         Net investment loss         (3,851)
Administrative expenses                (609)
                                    -------

         Net amounts allocated      $(4,460)   $    --
                                    =======

         The net depreciation in the fair value of investments in the MT by major investment category for the years ended December 31, 2001 and 2000 is as follows:

                                        (Unaudited)
                                    ------------------
                                      2001       2000
                                    --------   -------
Common collective trusts            $(2,151)   $    --
Corporate stock                        (912)
Futures                              (1,691)
                                    -------

         Net depreciation           $(4,754)   $    --
                                    =======

                         QWEST SAVINGS & INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


5.       Nonparticipant-Directed Investments:

         Nonparticipant-directed investments consist of the Company match in the form of Qwest common stock. The Qwest Shares Fund consists of both participant and non-participant directed assets. A distinction between participant and non-participant directed assets is not maintained, therefore the presentation below has been reported as non-participant directed. The amounts below do not include Qwest common stock held in the PCRA account. Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows. Company common stock held at December 30, 2001 and 2000 was $975,657 and $3,125,818,
         respectively. The change in nonparticipant-directed investments is as follows:


                                    Plan Year Ended
                                   December 30, 2001
                                   -----------------
Contributions                        $   138,720
Earnings                                   2,012
Net Realized and Unrealized
  Losses                              (1,862,247)
Transfers                                (93,865)
Distributions and Expenses              (334,781)
                                     -----------
Total Change in Net Assets            (2,150,161)
Value at December 30, 2000             3,125,818
                                     -----------

Value at December 30, 2001           $   975,657
                                     ===========


         The net assets available for benefits for nonparticipant-directed investments are as follows:


                            December 30, 2001   December 30, 2000
                            -----------------   -----------------
Temporary Investments          $     8,282        $    24,666
Qwest Common Stock                 965,256          3,097,338
Contributions Receivable             2,479              3,967
Accrued Income                          16                154
Other                                   --                  3
                               -----------        -----------
   Total Assets                    976,033          3,126,128

Accrued Plan Expenses                 (376)              (310)
                               -----------        -----------

 Net Assets                    $   975,657        $ 3,125,818
                               ===========        ===========

                         QWEST SAVINGS & INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


6.       Forfeitures:

         When certain terminations of participation occur, the non-vested portion of a participant's account represents a forfeiture. Forfeitures are used to reduce future employer contributions or to pay administrative expenses of the Plan. For the year ended December 30, 2001, forfeitures of $258 were used to reduce employer contributions.

         Contributions receivable at December 30, 2001 and 2000, and Company contributions for the year ended December 30, 2001 are shown net of forfeitures applied. Unapplied forfeitures as of December 30, 2001 and 2000 were $76 and $38, respectively.

7.       Plan Termination:

         In the event that the Plan is terminated, subject to conditions set forth by ERISA, the Plan provides that the net assets be distributed to participating employees in an amount equal to their respective interests in such assets.

8.       Reconciliation of Financial Statements to Form 5500:

         For Form 5500 purposes, amounts allocated to withdrawing participants are recorded for benefit claims that have been processed and approved for payment prior to December 30, but not yet paid as of that date. However, in accordance with GAAP, benefits are recorded when paid.

         The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to Form 5500:

                                                      December 30,       December 30,
                                                          2001               2000
                                                      ------------       ------------
Net assets available for benefits
   per the financial statements                       $ 3,725,393        $ 6,013,263
Less amounts allocated to withdrawing
   participants                                            (7,704)           (12,489)
                                                      -----------        -----------
Net assets available for benefits
  per Form 5500 (unaudited)                           $ 3,717,689        $ 6,000,774
                                                      ===========        ===========


                                                         For the
                                                        Year Ended
                                                    December 30, 2001
                                                    -----------------
Benefits and distributions paid to participants
   per the financial statements                       $   810,102
Add amounts payable at December 30, 2001                    7,704
Less amounts payable at December 30, 2000                 (12,489)
                                                      -----------
Participant distributions paid per Form 5500
   (unaudited)                                        $   805,317
                                                      ===========

                         QWEST SAVINGS & INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


9.       Plan Expenses:

         Plan expenses are paid from the Plan, except certain expenses incurred by Qwest related to Plan administration.

10.      Related-Party Transactions:

         Certain Plan assets are short-term investment funds managed by Bankers Trust. Bankers Trust is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The Plan invests in certain common collective trusts managed by the Plan's various investment managers, therefore, these transactions qualify as party-in-interest. In addition, the Plan has significant investments in Qwest common stock which qualify as party-in-interest transactions.

11.      Concentrations, Risks and Uncertainties:

         The Plan has a significant concentration of investments in Qwest common stock. A change in the value of the employer stock caused the value of the Plan's assets to change significantly due to this concentration.

         The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit, foreign currency, and overall market volatility risk. Due to the level of risk associated with certain investment securities, changes in the values of investment securities will likely occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

         The Plan invests in certain commingled funds. These funds may invest in derivative instruments. These instruments consist mainly of foreign currency forwards, futures contracts and options. These instruments are used mainly for hedging purposes. Credit risk exists with respect to these instruments.

         As a point of information only, six putative class actions have been brought against Qwest Communications International Inc. and its directors in the U.S. District Court, District of Colorado. The suits have been consolidated, and an amended consolidated complaint will be filed soon, which may assert additional claims against additional defendants. At present, the various complaints allege fiduciary breaches and a failure to disclose material information in connection with the decline in Qwest's stock value from 2000 to present. The Plan is not a party to the lawsuit. Since this litigation is at an early stage and turns on disputed issues of fact and law, it is not possible to predict its ultimate outcome or its impact on the Plan.

12.      Nonexempt Transactions:

         The Company failed to remit certain employee deferral contributions withheld from participants' wages to the QSIP during certain pay periods in 2001. The Company made all corrections as of December 28, 2001 (see Schedule IV).

                         QWEST SAVINGS & INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED


13.      Subsequent Events:

         Change in Recordkeeper

         MetLife, the current recordkeeper for the Plan has elected to exit the recordkeeping business for large plans. Therefore Qwest has selected CitiStreet LLC ("CitiStreet") as the new recordkeeper for the QSIP. CitiStreet will assume those duties effective October 1, 2002.

         Qwest Common Stock

         The QSIP has a significant investment in Qwest common stock. As of December 30, 2001 the closing price of the stock was $14.24 per share compared to $40.88 per share as of December 30, 2000. As of June 26, 2002 the closing price of the stock was $1.79 per share, an additional 87% decrease in price from December 30, 2001.

         Employer Matching Contributions

         The Plan was amended effective April 8, 2002 to allow all participants the ability to transfer the value of the Qwest common stock, which was received as the company match, to any fund available for investment within the Plan.

         DOL Examination

         In April 2002, the U.S. Department of Labor commenced an examination of the Plan. It is currently not possible to predict the outcome of this examination or the impact on the Plan's net assets or changes in net assets, if any.

                         QWEST SAVINGS & INVESTMENT PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 30, 2001
                                   SCHEDULE I

           Name of Issue, Borrower,                                                                       Shares or        Current
           Lessor or Similar Party                       Description of Investment                          Units          Value
           ------------------------                      -------------------------                      ------------    ------------
*Bankers Trust Pyramid Directed Account Cash Fund    Pooled Temporary Investment (cost of $52,328,574)  $ 52,328,574    $ 52,328,574
*Qwest Communications International                  Common Stock (cost of $2,378,430,560)                67,784,794     965,255,467
*BGI Money Market Fund                               Money Market Fund                                            34              34
*BGI Equity Index Fund                               Pooled Common Stock                                  54,273,004     840,146,101
Bank of America                                      Guaranteed Investment Contract                       94,883,288      94,883,288
Business Men's Assurance Co                          Guaranteed Investment Contract                       12,314,149      12,314,149
Caisse Des Depots                                    Guaranteed Investment Contract                        7,284,163       7,284,163
Caisse Des Depots                                    Guaranteed Investment Contract                        9,990,776       9,990,776
Caisse Des Depots                                    Guaranteed Investment Contract                        5,044,061       5,044,061
Jackson National Life                                Guaranteed Investment Contract                        7,003,627       7,003,627
Life Insurance Company of Virginia                   Guaranteed Investment Contract                        4,054,734       4,054,734
*Metropolitan Life Insurance Co                      Guaranteed Investment Contract                        6,027,443       6,027,443
*Metropolitan Life Insurance Co                      Guaranteed Investment Contract                       56,323,891      56,323,891
Monumental Life Insurance Co                         Guaranteed Investment Contract                       11,377,998      11,377,998
Monumental Life Insurance Co                         Guaranteed Investment Contract                       42,887,901      42,887,901
Monumental Life Insurance Co                         Guaranteed Investment Contract                       70,411,251      70,411,251
Morgan Guaranty Trust Company                        Guaranteed Investment Contract                      104,067,848     104,067,848
Pacific Life Insurance Co                            Guaranteed Investment Contract                       17,298,677      17,298,677
Prudential                                           Guaranteed Investment Contract                       12,554,268      12,554,268
Prudential Cap Mac                                   Guaranteed Investment Contract                       15,580,074      15,580,074
SafeCo Insurance Co                                  Guaranteed Investment Contract                        2,860,852       2,860,852
*State Street Bank & Trust                           Guaranteed Investment Contract                      129,846,698     129,846,698
Transamerica Accidental                              Guaranteed Investment Contract                        6,314,379       6,314,379
UBS Inc.                                             Guaranteed Investment Contract                      129,106,922     129,106,922
*Capital Guardian International Equity               Pooled Common Stock                                  29,553,500     245,831,162
AT&T Corp.                                           Common Stock                                         11,539,739     209,792,455

                         QWEST SAVINGS & INVESTMENT PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 30, 2001
                                   SCHEDULE I

           Name of Issue, Borrower,                                                               Shares or             Current
           Lessor or Similar Party                        Description of Investment                  Units               Value
           ------------------------                       -------------------------              ------------         ------------
AT&T Wireless Services Inc.                           Common Stock                                  5,794,960           84,548,466
Mgt Liquidity Fund                                    Pooled Temporary Investments                          2                    2
Mgt Fixed Income Corp Private Placement               Pooled Corporate Obligations                    442,965            4,939,056
Mgt Emerging Markets Opportunity Fund                 Pooled Corporate Obligations                     22,873              271,498
Mgt Corp High Yield Opp Fund                          Pooled Corporate Obligations                    393,646            4,082,106
Mgt Fixed Income Mtg                                  Pooled Mortgages                              1,152,225           19,818,276
Mgt Public Bond Fund                                  Pooled Public Bonds                           2,438,757           38,020,216
Treasury Notes                                        U S Treasury Obligations                      4,690,000            4,439,216
Treasury Bonds                                        U S Treasury Obligations                      5,460,000            6,924,690
Federal Home Loan Mortgage Corp                       Federal Agency Obligations                    3,402,524            3,485,655
Federal National Mortgage Assn                        Federal Agency Obligations                   24,743,045           24,996,667
Government National Mortgage Assn                     Federal Agency Obligations                    4,841,009            4,911,584
African Development Bank                              Foreign Government Obligation                   200,000              239,596
International Bank for Recon & Dev                    Foreign Government Obligation                   150,000              191,963
Quebec Providence CDA Global                          Foreign Government Obligation                   435,000              473,300
Abbott Laboratories                                   Corporate Debt Obligation                       475,000              485,612
Albertsons Inc.                                       Corporate Debt Obligation                       500,000              516,190
Alliant Energy Resources                              Corporate Debt Obligation                        65,000               61,788
American Express Master Trust                         Corporate Debt Obligation                       500,000              516,715
American Home Products                                Corporate Debt Obligation                       200,000              207,206
AOL Time Warner Inc                                   Corporate Debt Obligation                        80,000               83,458
AON Corp                                              Corporate Debt Obligation                       100,000               99,788
Arden Realty Ltd Partnership                          Corporate Debt Obligation                        60,000               58,057
AT&T Corporation                                      Corporate Debt Obligation                       410,000              422,329
AT&T Wireless Services                                Corporate Debt Obligation                       270,000              302,738
Avalonbay Cmntys Inc.                                 Corporate Debt Obligation                       355,000              361,436

                         QWEST SAVINGS & INVESTMENT PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 30, 2001
                                   SCHEDULE I

           Name of Issue, Borrower,                                                               Shares or             Current
           Lessor or Similar Party                        Description of Investment                  Units               Value
           ------------------------                       -------------------------              ------------         ------------
BankOne Corp                                          Corporate Debt Obligation                        75,000               72,179
Bellsouth Capital Funding Corp                        Corporate Debt Obligation                       100,000              114,271
BMW Vehicle Lease Trust                               Corporate Debt Obligation                       310,000              316,203
Boeing Co                                             Corporate Debt Obligation                       500,000              546,330
Boston University                                     Corporate Debt Obligation                       195,000              190,306
Burlington Northern Santa Fe Corp                     Corporate Debt Obligation                       295,000              290,861
Burlington Res Fin Co                                 Corporate Debt Obligation                        60,000               58,952
California Infrastructure & Economic                  Corporate Debt Obligation                       165,000              171,445
Camden Property Trust                                 Corporate Debt Obligation                        75,000               75,927
Chase Credit Card Master Trust                        Corporate Debt Obligation                       458,000              483,904
Chemical Master Credit Card Trust                     Corporate Debt Obligation                       205,000              211,341
Citibank Credit Card Issuance Trust                   Corporate Debt Obligation                       650,000              644,716
Citibank Credit Card Trust                            Corporate Debt Obligation                       970,000            1,016,451
Citizens Communications Corp                          Corporate Debt Obligation                       125,000              133,900
Coca Cola Co                                          Corporate Debt Obligation                       360,000              353,452
Comed Funding LLC                                     Corporate Debt Obligation                       345,000              357,072
Conagra Foods Inc.                                    Corporate Debt Obligation                       125,000              127,633
Conagra Inc.                                          Corporate Debt Obligation                       190,000              189,286
Continental Airlines Pass Thru Trust                  Corporate Debt Obligation                       253,444              230,736
Corporate Property Invs                               Corporate Debt Obligation                       165,000              165,102
Daimler Chrysler Auto Trust                           Corporate Debt Obligation                       355,000              358,735
Daimler-Benz North America Holding Corp               Corporate Debt Obligation                       105,000              111,515
Devon Energy Corp                                     Corporate Debt Obligation                       160,000              153,691
Discover Card Master Trust                            Corporate Debt Obligation                       250,000              258,203
Dow Chemical                                          Corporate Debt Obligation                       160,000              159,242
DTE Energy Co                                         Corporate Debt Obligation                       100,000              102,168

                         QWEST SAVINGS & INVESTMENT PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 30, 2001
                                   SCHEDULE I

           Name of Issue, Borrower,                                                               Shares or             Current
           Lessor or Similar Party                        Description of Investment                  Units               Value
           ------------------------                       -------------------------              ------------         ------------
El Paso Corp                                          Corporate Debt Obligation                        95,000               93,427
EOP Operating LP                                      Corporate Debt Obligation                       235,000              233,136
ERP Operating Ltd Partnership                         Corporate Debt Obligation                       555,000              567,537
First Chicago Corp                                    Corporate Debt Obligation                       260,000              258,830
First Energy Corp                                     Corporate Debt Obligation                       150,000              143,550
First USA Credit Card Master Trust                    Corporate Debt Obligation                       325,000              332,615
FMR Corp                                              Corporate Debt Obligation                       540,000              574,101
Ford Credit Auto Owner Trust                          Corporate Debt Obligation                       625,000              657,075
Ford Motor Co                                         Corporate Debt Obligation                       140,000              115,557
Ford Motor Credit Co                                  Corporate Debt Obligation                       255,000              246,386
General Electric Capital Corp                         Corporate Debt Obligation                       250,000              293,020
General Electric Credit Corp                          Corporate Debt Obligation                       220,000              256,848
General Motors Acceptance Corp                        Corporate Debt Obligation                       675,000              665,240
GTE Corp                                              Corporate Debt Obligation                       165,000              163,814
Hewlett Packard Company                               Corporate Debt Obligation                       100,000               98,436
Honda Auto Receivables Owner Trust                    Corporate Debt Obligation                       345,000              350,389
HRPT PPTYS Trust                                      Corporate Debt Obligation                       180,000              182,929
International Paper Co                                Corporate Debt Obligation                       100,000              100,381
Kraft Foods Inc                                       Corporate Debt Obligation                       105,000              101,197
Lilly Del Mar Inc.                                    Corporate Debt Obligation                       255,000              266,891
MBNA Master CC Trust                                  Corporate Debt Obligation                       160,000              168,949
Metropolitan Life Insurance Co                        Corporate Debt Obligation                       240,000              249,290
NationsBank CC Master Trust                           Corporate Debt Obligation                       145,000              150,346
Norfolk Southern Corp                                 Corporate Debt Obligation                       295,000              314,243
Occidental Pete Corp Mtn                              Corporate Debt Obligation                       305,000              302,319
PECO Energy Transition Trust                          Corporate Debt Obligation                       250,000              258,290

                         QWEST SAVINGS & INVESTMENT PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 30, 2001
                                   SCHEDULE I

           Name of Issue, Borrower,                                                               Shares or             Current
           Lessor or Similar Party                        Description of Investment                  Units               Value
           ------------------------                       -------------------------              ------------         ------------
Pfizer Inc.                                           Corporate Debt Obligation                       330,000              336,986
Procter & Gamble Co                                   Corporate Debt Obligation                       440,000              514,791
Proctor & Gamble Profit Sharing Trust                 Corporate Debt Obligation                       105,000              129,360
Prudential Funding                                    Corporate Debt Obligation                       105,000              106,077
PSE&G Transition Funding LLC                          Corporate Debt Obligation                       250,000              256,328
PSEG Power LLC                                        Corporate Debt Obligation                       100,000              110,198
Raytheon Co                                           Corporate Debt Obligation                        75,000               73,769
Simon Property Group LP                               Corporate Debt Obligation                        70,000               67,780
Spieker PPTYS LP                                      Corporate Debt Obligation                       275,000              277,536
Standard Credit Card Master Trust                     Corporate Debt Obligation                       650,000              672,750
Teleglobe CDA Inc.                                    Corporate Debt Obligation                       465,000              389,256
Tennessee Gas Pipeline Co                             Corporate Debt Obligation                       130,000              125,984
Tyco International Group SA                           Corporate Debt Obligation                       480,000              462,283
Tyson Foods Inc.                                      Corporate Debt Obligation                        40,000               41,566
U S Air Inc                                           Corporate Debt Obligation                       596,895              558,772
United Air Lines                                      Corporate Debt Obligation                       355,000              318,488
United Air Lines Pass Thru Trust                      Corporate Debt Obligation                       270,000              224,907
Verizon New England Inc.                              Corporate Debt Obligation                       220,000              222,262
Wal Mart Stores Inc.                                  Corporate Debt Obligation                       165,000              175,413
Westinghouse Credit Corp                              Corporate Debt Obligation                       100,000              117,381
Williams Companies Inc.                               Corporate Debt Obligation                       170,000              166,874
Worldcom Inc.                                         Corporate Debt Obligation                       255,000              263,007
British Columbia Prov CDA                             Foreign Corporate Debt Obligations              190,000              186,434
Province of Manitoba                                  Foreign Corporate Debt Obligations              185,000              178,699
Shaw Communications                                   Foreign Corporate Debt Obligations               95,000               93,771

                         QWEST SAVINGS & INVESTMENT PLAN
         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 30, 2001
                                   SCHEDULE I

           Name of Issue, Borrower,                                                               Shares or             Current
           Lessor or Similar Party                        Description of Investment                  Units               Value
           ------------------------                       -------------------------              ------------         ------------
*Mellon Liquidity Asset Allocation Fund               Pooled Common Stock                             506,538           50,551,526

New Century Equity Holdings                           Common Stock                                     28,388               14,194
*Qwest Communications International Inc.              Common Stock                                  1,980,236           28,198,561
*Merrill Lynch Small Cap Index Fund                   Common/Collective Trust                          16,102              239,113
*Merrill Lynch Equity Index Trust                     Common/Collective Trust                         234,026           19,075,474
*Merrill  Lynch Retirement Preservation Trust         Common/Collective Trust                       9,748,034            9,748,034
Managers International Equity Fund                    Mutual Fund                                       7,854              294,138
GAM International Fund Class A                        Mutual Fund                                     317,810            4,776,677
Franklin Small-Mid Cap Growth Fund Class A            Mutual Fund                                      56,062            1,767,621
Davis Series Financial Fund Class A                   Mutual Fund                                      31,047            1,028,910
Pioneer Growth Shares                                 Mutual Fund                                      39,830              560,812
Davis Series Inc Real Estate Fund A                   Mutual Fund                                      19,599              438,045
PIIMCO High Yield Fund                                Mutual Fund                                      30,064              280,500
PIMCO Total Return Fund Class A                       Mutual Fund                                   1,346,411           14,002,672
PIMCO Mid-Cap Growth Class A                          Mutual Fund                                     721,143           13,918,060
MFS Total Return Fund                                 Mutual Fund                                     355,552            5,155,498
*Merrill Lynch Healthcare Fund Class A                Mutual Fund                                     201,316            1,403,169
State Street Res Mid-Cap Value A                      Mutual Fund                                      55,101              936,710
Seligman Comm & Info Fund Class A                     Mutual Fund                                      84,030            2,167,972
Calvert Social Invest Fund Balance                    Mutual Fund                                       2,192               57,435
MFS Global Total Return Fund Class A                  Mutual Fund                                      24,554              288,258
Pioneer Europe Fund                                   Mutual Fund                                      10,126              243,137

                         QWEST SAVINGS & INVESTMENT PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             AS OF DECEMBER 30, 2001
                                   SCHEDULE I

           Name of Issue, Borrower,                                                               Shares or               Current
           Lessor or Similar Party                        Description of Investment                  Units                  Value
           ------------------------                       -------------------------             ---------------          ---------
Templeton Developing Markets Class A                  Mutual Fund                                      20,285              199,197
Massachusetts Investors Growth Stock Fd Class A       Mutual Fund                                     135,340            1,767,546
Massachusetts Investors Trust Class A                 Mutual Fund                                     544,414            9,113,486
Davis NY Venture Fund Class A                         Mutual Fund                                      37,032              948,767
Self-Directed Retirement Cash Management Account:
  Cash                                                Cash                                                                      17
  Other Marketable Securities                         Various                                                              658,827
  Mutual Funds                                        Mutual Funds                                                         288,102
  *Qwest Communications International Inc             Common Stock                                                           1,186
  Money Market                                        Pooled Temporary Investment                                          396,840

Self-Directed Personal Choice Retirement Account:
  *Qwest Communications International Inc.            Common Stock                                                         525,228
   AT&T  Corp.                                        Common Stock                                                         869,420
   Government Securities                              U.S. Government Obligations                                          120,477
   Other Marketable Securities                        Various                                                          103,162,625
   Temporary Investments                              Pooled Temporary Investment                                           31,746

*QSIP Participant Loans                               Loans with interest ranging from
                                                      4.62% to 11.75%                                                   109,902,594
                                                                                                                     --------------
Total Investments not including the Plan's
  Investment in the Master Trust                                                                                     $3,662,286,059
                                                                                                                     ==============

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Chinadotcom Corp                                            8,200                     $ 29,130
Cl A Com                                                    7,000                                                $ 26,184

El Sitio Inc                                                    7                        2,116
Com New                                                         7                                                   2,116

Fongs Industries Co                                       200,000                       22,843
Ord HKDO.10                                               200,000                                                  16,618

Global Crossing Ltd                                       198,302                      875,574
Com                                                       130,507                                                 545,970

Globalstar Telecommunications                               2,500                        1,925
Com                                                         3,250                                                   2,583
ISIN# BMG3930H1043

Interwave Communications International Ltd                    600                        1,906
Com                                                           300                                                   1,039

JCG Holding Limited Hong Kong Securities                   10,000                        5,780
Common Stock                                               10,000                                                   5,369


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Marvell Technology Group Ltd                                  110                        2,653
Ord                                                           110                                                   2,637

Nordic American Tanker Shipping                               900                       18,750
Com                                                           800                                                  13,988

Qiao Xing Universal Telephone Inc                           1,000                        4,510
ISIN #VGG7303A1093 Ord                                      1,000                                                   4,525

3D Labs Inc Limited                                        25,380                       33,448
                                                           25,500                                                  38,860

Triton Energy Ltd                                             100                        2,469
Com                                                           200                                                   8,847

China Rare Earth Holdings Ltd                               4,700                        1,835
Com Stk                                                     4,700                                                   1,099

ACLN Ltd                                                    3,460                       90,115
Com Stk                                                       120                                                   2,222


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Audiocodes                                                    200                        3,530
ISIN #USM153421047                                            200                                                  4,420
Com

Check Point Software Tech                                  12,258                      715,926
Com                                                        11,949                                                712,233

Commtouch Software Ltd                                     16,000                       50,667
Com Stock                                                  16,000                                                 35,365

Compugen Ltd                                                3,500                       17,090
Com                                                         2,500                                                 13,831

Jacada Ltd                                                    100                          592
Com                                                           100                                                    380

Lanoptics                                                   1,452                        9,429
Com                                                         1,178                                                  5,900

Magall Security Systems Ltd                                 1,000                       11,671
Ordinary Shares                                               600                                                  5,344


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                 (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
KPN West NV                                                   150                        3,757
ISIN #NL0000364925                                          3,810                                                103,657

Flextronics International Ltd                               8,795                      252,950
                                                            7,350                                                191,992

SM Prime Holdings Inc                                      40,000                        6,660
Com                                                        40,000                                                  3,439

*BGI Money Market Fund for EBT                                 33                           33
                                                               62                                                     62

Acambia                                                       550                       18,775
ADR Each Repr 10 Ord GBP0.10 Spon LVL11                       450                                                 12,987

Activcard S A                                                 100                          935
Sponsored ADR                                                 100                                                    975

Advanced Optics Electronics Inc                            24,000                        2,270
Com                                                         4,000                                                    390



* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Alberta Energy                                              1,227                       57,282
Ltd                                                         1,077                                                 49,130

Altair International Gold Inc                               1,000                        1,874
Com                                                         1,000                                                  2,595

Amarin Corp Plc                                                23                          605
Sponsored ADR                                                  23                                                    465

Amvescap Plc                                                  150                        5,816
Sponsored ADR                                                 135                                                  4,102

Avangel - Amern Shipholdings Ltd                           11,810                       85,078
Sponsored ADR                                              11,700                                                 58,418

Anglo American Plc                                            300                        3,935
ADR                                                           300                                                  4,120

Anglogold                                                     200                        3,658
LVL1 ADR Each 2 Repr I Ord Zar0.50 (BNY)                      332                                                  9,542


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Astrazeneca Plc                                               300                       13,860
Sponsored ADR                                                 300                                                 14,901

Sell USD Buy AUD                                        3,450,000                    1,813,527
At 1.00                                                12,500,000                                              6,457,235
Settle Date 18May2001

Buy AUD Sell USD                                        9,000,000                    4,698,630
At 1.00                                                 9,000,000                                              4,621,860
Settle Date 20Nov2001

Avatar Petroleum Inc                                        5,000                        2,492
Com NPV                                                     5,000                                                    183

Aventis                                                        25                        1,789
Sponsored ADR                                                 223                                                 16,970

Axa S A                                                     1,200                        3,935
Sponsored ADR                                               1,000                                                 54,938

Bayer A G                                                     200                        6,295
ADR Com                                                       200                                                  6,185


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II

Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
British Columbia Prov CDA                                 310,000                      307,417
4.625% DTD 03Oct2001 Due 03Oct2006                        120,000                                                121,481

Cable and Wireless Pub Ltd Co                                 464                        6,825
Sponsored ADR Com                                              45                                                    755

Buy CAD Sell USD                                        4,700,000                    3,049,710
At 1.00                                                 4,700,000                                              3,100,346
Settle Date 20Nov2001

Celestica Inc                                                 360                       21,394
Sub Vtg Shs                                                   300                                                 16,653
Central Network Comm Inc                                   40,000                        4,223
Common Stock                                               40,000                                                  5,462

Consolidated Excellerated Res                             140,500                       30,963
Common Stock                                              110,000                                                  5,626

Corel Corp F/K/A Corel Sys Corp                             8,732                       22,145
                                                            8,517                                                 22,409


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                 (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Crystallex International                                    2,000                        1,760
Common Stock NPV                                            2,000                                                  1,700

Danka Business Sys Plc                                      1,000                          592
Sponsored ADR                                               1,000                                                    626

Deutsche Telekom AG                                         3,924                       16,661
Sponsored ADR                                                 391                                                  9,178

Diageo Plc                                                    100                        3,936
Sponsored ADR New                                             390                                                 15,386

Buy DKK Sell USD                                        3,400,000                      424,575
At 1.00 Settle Date 18Mar2001                           3,400,000                                                424,054

Sell USD Buy EUR                                        2,720,000                    2,470,685
At 1.00                                                14,720,000                                             13,092,595
Settle Date 18May2001

Buy EURO Sell USD                                      11,700,000                   10,298,854
At 1.00                                                11,700,000                                              9,818,289
Settle Date 20Nov2001


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Diversinet Corp                                            33,250                       86,288
Com Stk NPV                                                36,775                                                 91,873

Dr Reddys Laboratories                                        500                       12,115
Represents  1/2 Ordinary Share                                500                                                 12,155
American Depository Receipt

Durban Roodepoort Deep R1 ADR                              22,600                       25,852
                                                           16,500                                                 17,062

Elan Plc                                                      400                       19,405
ADR (CNV to 1 IEP0.04)                                        420                                                 22,672

Energy Power Systems                                       12,625                       45,801
Common Stock NPV                                           10,050                                                 37,169

Enerplus Res Fd                                             3,050                       52,561
TR Unit Ser G New                                           2,300                                                 34,173

Envoy Communications Group Inc                                650                        2,244
Com NPV                                                       250                                                  1,043


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Environmental Solutions Worldwide                          10,000                        4,217
Com                                                         2,500                                                  1,261

Ericsson L M Tel Co                                        36,115                      210,185
ADR Cl B Sek 10                                            24,889                                                156,140

Fairchild International Corp                                3,000                        1,143
Com Stk USD0.001                                            3,000                                                    561
(Formerly Goanna Resources Inc)

1st Miracle Group Inc                                   9,318,999                       11,761
Com                                                     9,535,499                                                 23,770

GLK Strategies Inc                                         77,500                       17,438
Common Stock                                               70,000                                                  2,037

Gemini Genomics Plc                                         1,200                        7,452
Sponsored ADR                                               1,200                                                  7,160

Gemplus International SA                                      600                        8,570
ADR                                                           600                                                  7,105


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Giordano International Ltd                                    750                        4,010
F/K/A Giordano Hldgs Ltd                                      750                                                  3,082
Sponsored ADR

Gold Fields Ltd-SP ADR                                      5,700                       25,987
Spnd ADR-Each CNV Into 1 Ord RO.50                          1,400                                                  6,069
(Reref From 2281104)

Goldcorp Inc New                                              200                        1,230
Common Stock                                                  200                                                  1,270

Grupo Televisa SA DE DV                                        25                          996
Global Dep Shares                                              25                                                    686
ADR

Gulf CDA Res Ltd                                              325                        1,892
Ord                                                           325                                                  2,544

Imagis Technologies Inc                                     2,600                        4,187
Com Stk                                                     1,000                                                  1,785


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Inco Ltd Com                                                  200                        2,854
                                                              200                                                  3,570

Infineon Technologies AG                                       50                        2,027
Reprs 1 Share                                                  50                                                  2,115
American Depository Receipt

Koninklijke (Royal) Philips Electronics                       200                        4,746
NY Reg Shares                                                 500                                                 11,925

Landwirtschaftlische Rentenbank                            95,000                       94,962
4.500% DTD 10/23/2001 10/23/2006                           95,000                                                 94,895

Legend Holdings Ltd                                         5,965                       78,129
Sponsored ADR                                              10,485                                                124,544

London Pacific Group Ltd                                    2,725                       11,571
Sponsored ADR                                                 500                                                  2,970

Marconi Plc                                                19,195                       26,183
Sponsored ADR                                               2,000                                                  4,465


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                 (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Miracle Entertainment Inc                                  10,590                       23,797
Com Stk USD0.01                                                 2                                                      1

MGT Liquidity Fund                                      1,920,412                    1,920,412
                                                        1,920,410                                              1,920,410

NCE Petrofund                                               1,147                        8,978
TR Unit New 2001                                              147                                                  1,308

Nokia Corp                                                 13,930                      350,023
ADR                                                        14,657                                                409,043

Nortel Networks Corp New                                   28,455                      416,122
Common Stock                                                21791                                                378,334

*Qwest Savings & Investment Plan                       53,389,537                   53,389,537
Outstanding Loans to Participants                      74,467,890                                             74,467,890

P&O Princess Cruises                                           40                          870
ADR Each 1 Rep 4 Ord USD0.50                                   40                                                    840


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Pacific Century Cyberworks Ltd                              8,400               $       42,653
Sponsored ADR                                               7,130                                             $   41,077

Pharmaceutical Holders TR                                     100                       10,330
Depository Rcpt                                               200                                                 21,390

Pharmacia Corp                                              1,851                       83,883
Common Stock                                                1,950                                                 90,563

Buy JPY Sell USD                                      508,000,000                    4,183,575
At 1.00                                               578,000,000                                              5,494,333
Settle Date 18May2001

QLT Inc                                                     1,000                       21,720
Com                                                         1,000                                                 19,184

QAD Inc                                                       200                          410
Com Stk NPV                                                   200                                                    558

Quebec (Province of), Canada                              445,000                      443,220
6.125% DTD 22Jan2001 Due 22Jan2011                        445,000                                                444,311


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                 (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
QXL Com Plc                                                 2,000               $        8,497
SP Adr Rep 25S                                              2,110                                                $ 8,042

Research In Motion Ltd                                      2,300                       58,786
Com                                                         2,300                                                 58,013

Royal PTT Nederland NV                                      2,715                       10,958
Sponsored ADR                                               2,000                                                  8,960

SK Telecom Ltd                                                 65                        1,241
Sponsored ADR                                                   1                                                      5

Shaw Communications                                       115,000                      114,753
7.200% DTD 04Dec2001 Due 15Dec2011                         20,000                                                 19,606

Silverline Technologies Ltd                                 1,035                        9,643
Sponsored ADR                                               1,000                                                  1,341

Silverline Technologies Ltd                                    35                          539
SP ADR 2001 DV                                                 35                                                    539



* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Shanghai Petrochemical  ADR                                 1,000                       11,510
ADS-Repr 100'H'CNYU1 SHS                                    1,000                                                 14,180

Solaia Ventures Inc                                        55,500                        8,003
Common Stock USD0.001                                      50,000                                                  2,425

Sony Corp ADR New 50 Yen Sh                                   185                       12,019
                                                               42                                                  3,005

Suncor Energy Inc                                           1,100                       30,414
Common Stock (Formerly Suncor Inc)                          1,000                                                 25,479

Taiwan Semiconductor Manufacturing                            150                        2,358
ADS Each CNV Into 5 Ord TWD10                                 246                                                  4,961
(Re-ref From XSEMITW)

Teva Pharmaceutical Inds Ltd                                3,466                      227,928
ADR                                                         3,466                                                238,069

360 Networks Inc                                           71,650                       41,688
Com                                                        21,870                                                  7,587


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Trend Micro Inc                                                 6                          272
Spons ADR New                                                   1                                                     13

Trinity Biotech Plc                                         7,000                       17,570
ADR-Each Compr 1 Ord Shs Class'A'I$1                        5,000                                                 11,075

Tsingtao Brewer Co                                          3,400                        9,090
Spns ADR Each CNV Into 10 Ord Ser'H'CNY1                    4,400                                                 14,417

Tyco Intl Group S A                                       185,000                      184,945
6.375% DTD 10/26/2001 Due 10/15/2011                       50,000                                                 50,235

USA Video Interactive Corp                                 50,450                       27,326
Com New                                                    37,900                                                 15,583

United Pan-Europe Communications N V                        1,000                       13,895
Sponsored ADR                                               1,000                                                 13,011

Vodafone Group PLC New                                        495                       13,671
Sponsored ADR                                               1,241                                                 30,665


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Yanzhou Coal Mng Co Ltd                                       200                        2,966
Sponsored ADR Repstg H Shs                                    200                                                  3,241

Partn in Group Annuity Contract #GA91-10004             2,461,148                    2,461,148
With Prudential Separate Account                       91,846,423                                             91,846,423

GP Annuity with TransAmerica                              473,819                      473,819
Occidental 51422-00 6.760%                              6,823,376                                              6,823,376

Insurance Contracts Partn in Group                        487,112                      487,112
Annuity Contract #LP1056624                             8,583,040                                              8,583,040
Safco Life Ins

Caisse Des Depots (CDC)                                    89,487                       89,487
240-04                                                  5,134,703                                              5,134,703

UBS Inc                                                72,214,543                   72,214,543
Contract #5060                                         42,453,029                                             42,453,029
6.520% DTD 01Jun2000 Due 01Jun05


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Part in Group Annuity Contract 240-02                     509,350                      509,350
With Caisse Des Depots (CDC)                            2,329,833                                              2,329,833
6.410% 11/16/2002

Business Men's Assurance Co                               631,200                      631,200
Contract #1314                                            631,200                                                631,200
5.320% 5/31/02

GP Annuity Contract #5-1171 Jackson Nat'l                  43,877                       43,877
Life 5.900% 2/25/2001                                   8,813,202                                              8,813,202
GP Annuity Contract #5-1171 Jackson Nat'l                  30,982                       30,982
Life 5.780% 2/25/2001                                   1,068,113                                              7,068,113

Pacific Life Insurance Co                                 904,401                      904,401
Contract #G-26459.01                                      904,401                                                904,401
5.320% 7/31/2002

Insurance Contracts                                       507,129                      507,129
Qwest Interest Income Fund                                512,548                                                512,548
Contract #240-05 5.55%


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Prudential Cap Mac Insd                                   876,272                      876,272
10025-211                                                 876,272                                                876,272

Monumental Life Ins Co                                    647,645                      647,645
Contract #00804FR                                      20,457,125                                             20,457,125
6.040% 9/25/2001

*Partn in Group Contract #GAC-24893                           842                          842
With Metropolitan Life                                  5,328,238                                              5,328,238
5.95% 12/30/2000

*State Street Bank & Trust 99040                       66,011,743                   66,011,743
4.930%  07/02/2001                                     32,856,954                                             32,856,954

Chase Manhattan Bank                                      385,243                      385,243
Contract #433122-Z                                     64,740,840                                             64,740,840
6.143% DTD 01Jun2000 Due 01Jun2003

Caisse Des Depots                                         264,284                      264,284
(CDC) BRIC 240-06                                         330,702                                                330,702


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                 (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
*Metropolitan Life Ins Co                                 331,200                      331,200
GA-24987                                                  331,200                                                331,200

Life Insurance Co of Virginia                             221,600                      221,600
GS-3201                                                   221,600                                                221,600

Continental Assurance Co                               59,829,957                   58,829,957
#631-05870                                             59,829,957                                             59,829,957
4.870% DTD 05Jul2001 Due 05Jul2006

Morgan Guaranty Trust Co                              111,594,444                  111,594,444
#433122-Z                                               7,000,000                                              7,000,000
6.143% DTD 01Feb2001 Due 01Jun2003

Jackson National Life                                   7,292,850                    7,292,850
#G-1171-2                                                 261,052                                                261,052
5.110% DTD 05Mar2001 Due 03Mar2004

Prudential                                                670,800                      670,800
GA-10025-212 01/31/2003                                   670,800                                                670,800


* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                (ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE II


Identity of Issue, Borrower or Similar Party       Description of Interest       Cost of Acquisition     Proceeds of Dispositions
--------------------------------------------       -----------------------       -------------------     ------------------------
Allstate Life Insurance                                   270,861                      270,861
GA-6099 6.020% 9/25/2001                                6,873,686                                              6,873,686

Monumental Life                                        24,866,697                   24,866,697
GIC# MDA00108 6.630% 01/01/2025                         9,148,304                                              9,148,304

Monumental Life Insurance                              10,286,484                   10,286,484
Co GIC MDA00273                                         3,300,000                                              3,300,000
6.190% 01/01/2025

* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
        SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS(a)(b)
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                  SCHEDULE III

                                                                                                      (g) Current
                                                                      (e) Expense                       Value of
                                                                       Incurred                         Asset on
(a) Identity of    (b) Description    (c) Purchase       (d) Sales       With           (f) Cost of    Transaction    (h) Net Gain
Party Involved         of Asset            Price           Price      Transaction         of Asset         Date          or Loss
---------------    ---------------    -------------    ------------   -----------      -------------  -------------   ------------
*Bankers Trust     Bankers Trust
                   Pyramid Directed
                   Account Cash
                   Fund               1,890,480,683              --            --      1,890,480,683  1,890,480,683             --

*Bankers Trust     Bankers Trust
                   Pyramid Directed
                   Account Cash
                   Fund                          --   1,888,824,948            --      1,888,824,948  1,888,824,948             --


(a) Represents a series of transactions in excess of 5% of the fair value of Plan net assets at the beginning of the Plan year.

(b) Includes participant and non-participant directed transactions as non-participant directed information is not separately maintained.

* Represents a party-in-interest.

                         QWEST SAVINGS & INVESTMENT PLAN
            SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 30, 2001
                                   SCHEDULE IV

                      Relationship to
                       Plan, Employer
  Identity of         Or Other Party-In-                Description of                       Transaction
Party Involved            Interest                       Transactions                         Amount (a)
--------------        ------------------                --------------                       -----------
*Qwest                  Plan Sponsor         Employee contributions not timely
Communications                               remitted to the Plan for the pay period
International Inc.                           ending September 14, 2001.  Corrected
                                             and remitted on December 28, 2001.                 $3,452

*Qwest                  Plan Sponsor         Employee contributions not timely
Communications                               remitted to the Plan for the pay period
International Inc.                           ending October 26, 2001.  Corrected
                                             and remitted on December 28, 2001.                  2,446

*Qwest                  Plan Sponsor         Employee contributions not timely
Communications                               remitted to the Plan for the pay period
International Inc.                           ending November 9, 2001.  Corrected
                                             and remitted on December 28, 2001.                  1,207

*Qwest                  Plan Sponsor         Employee contributions not timely
Communications                               remitted to the Plan for the pay period
International Inc.                           ending November 23, 2001.  Corrected
                                             and remitted on December 28, 2001.                  5,542


(a) Interest will be calculated at the corporate federal underpayment rate for the period of time the employer had control of the funds and is not included in the transaction amount.

 *  Represents a party-in-interest

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Qwest Savings and Investment Plan

June 26, 2002                       /s/ CHARLES A. JOSENHANS
                                    --------------------------------------------
                                    Charles A. Josenhans
                                    Senior Vice President Accounting & Financial
                                    Operations

                                 EXHIBIT INDEX


EXHIBIT NO.                       DESCRIPTION
-----------                       -----------
   23                   Consent of Arthur Andersen LLP
   99                   Confirmation of Arthur Andersen LLP Representations